Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: June 2005

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                                  No   X
                      -----                                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

Press Releases

1.       May 31, 2005 German Press Release - Graphite Electrode Price Increase

2.       June 7, 2005 German Press Release - Cooperation Agreement with Audi

Exhibit 1

SGL Carbon increases Graphite Electrode Prices

Wiesbaden, May 31, 2005. SGL Carbon announces today new prices for its Graphite Electrodes effective June 4, 2005 for all new businesses in:

Americas, Asia (excluding China*), Near Middle East and Africa:

o        For regular-sized Graphite Electrodes:      1,86  US$/lb (4100 US-$/mt)
o        For extra-sized Graphite Electrodes:        2,02  US$/lb (4450 US-$/mt)

Europe:
o        For regular-sized Graphite Electrodes:      3000 (euro)/MT
o        For extra-sized Graphite Electrodes:        3270 (euro)/MT

Regular-sized is defined as: Diameter 14" (350 mm) - 24" (600 mm)
Extra-sized is defined as: Diameter 26" (650 mm) - 30 " (750 mm)

These prices will be applicable for all orders received between June 4th, 2005 until October 31st, 2005 and for shipments effected prior to December 31st, 2006.

The demand for graphite electrodes remains at very high levels. The ongoing high global production level for EAF steel is maintaining a tight supply/demand balance for graphite electrodes. It is anticipated that this situation will not change in the near future. SGL Carbon's 2005 order book for graphite electrodes is full, requiring our plants to run at capacity.

For 2006, SGL plans to run at a production level that will support the announced price increases. The price increases for graphite electrodes are required due to continued pressure on our manufacturing facilities caused by the high utilization rate, increased cost for all raw materials and energy, as well as higher operating expenses, higher logistic costs and the impact of the volatile exchange rates.

*Pricing in China is the sole responsibility of the joint venture between SGL Carbon and Tokai in Shanghai (STS).


Forward-looking statements:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electro steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.

SGL Carbon AG
Corporate Communications / Ralf Harenberg
Tel. : +49 611 60 29 103 / Fax : +49 6 11 60 29 101
e-mail : ralf.harenberg@sglcarbon.de / Internet : www.sglcarbon.de

SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Exhibit 2



Ad hoc notification pursuant to ss. 15 of the German Securities Trading Act (Wertpapierhandelsgesetz)

SGL Carbon and Audi Sign Cooperation Agreement on Carbon-Ceramic Brake Discs

Wiesbaden, June 7, 2005. SGL CARBON AG, Wiesbaden, and AUDI AG, Ingolstadt, have signed a cooperation agreement on carbon-ceramic brake discs (CCB). Within the scope of this agreement, SGL Carbon will receive a low double-digit million Euro amount for technological and manufacturing developments as well as for the planning of automated serial production.

An additional feature of the cooperation between SGL Carbon and Audi is a possible mutual investment into a large-scale serial production resulting from the development agreement. This could take the form of a joint venture. Decisions on this will, however, be made at a later date.

Meanwhile, Audi will introduce the CCB into the market within the scope of a long-term supply agreement. The discs will be supplied by the existing SGL Carbon production facilities in Meitingen.

This cooperation agreement is subject to the approval of the necessary bodies which is expected to follow over the next few weeks.

With these measures, Audi is supporting the technological and commercial advancement of this technology developed by SGL Carbon in the 90ies and brought to serial development with Porsche. This cooperation agreement allows Audi to secure the necessary prerequisites to use these innovative materials in its future programs.

SGL CARBON AG
Corporate Communications, media relationses,
Rheingaustrasse 182, D-65203 Wiesbaden,
Phone: +49 (6 11) 60 29-100, fax,: +49 (6 11) 60 29-101
E-mail: cpc@sglcarbon.de, the Internet: www.sglcarbon.de

In this context and as an initial step, Audi is introducing its new Audi A8 W12 Quattro with the CCB today in the new Allianzarena in Munich. Upon request by the customer, this flagship of the Audi brand will be equipped with the new brake disc from Autumn 2005 onwards.

Forward-looking statements:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electro steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.


SGL Carbon AG
Corporate Communications / Ralf Harenberg
Tel. : +49 611 60 29 103 / Fax : +49 6 11 60 29 101
e-mail : ralf.harenberg@sglcarbon.de / Internet : www.sglcarbon.de

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  SGL CARBON Aktiengesellschaft



Date: June 7, 2005            By: /s/ Robert J. Kohler
                                  ------------------------------
                                  Name:    Robert J. Koehler
                                  Title:   Chairman of the Board of Management


                              By: /s/ Sten Daugaard
                                  ------------------------------
                                  Name:    Mr. Sten Daugaard
                                  Title:   Member of the Board of Management